MAIL STOP 05-11

March 23, 2005
Ms. Deljit Bains, President
Pacific Northwest Productions, Inc.
12577 61st Avenue
Surrey, B.C.
Canada V3X 3L6

      Re:	Pacific Northwest Productions, Inc.
   Registration Statement on Form SB-2
      File No. 333-119985
      Amendment No. 2 Filed March 16, 2005

Dear Ms. Bains:

	We have completed a preliminary reading of your amended registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

1. The financial statements filed in this amendment were not current when filed. The review of the registration statement will not commence until an amendment with the updated financial statements is filed. Please note the updating requirements of Item 310(g) of Regulation S-B.



Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.

      Any questions regarding the accounting comments may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies